Infosys

Statement of Comprehensive Income for three months ended,

(As per IFRS)

In ₹crore, except share data

Particulars	Dec 31, 2015	Dec 31, 2014	Growth (%)	Sep 30, 2015	Growth % Q3 16 over Q2 16
Revenues	**15,902**	**13,796**	**15.3**	**15,635**	**1.7**
Cost of sales	9,990	8,462	18.1	9,724	2.7
Gross Profit	**5,912**	**5,334**	**10.8**	**5,911**	**0.0**
Operating Expenses:					
Selling and marketing expenses	859	770	11.6	843	1.9
Administrative expenses	1,094	875	25.0	1,075	1.8
Total Operating Expenses	**1,953**	**1,645**	**18.7**	**1,918**	**1.8**
Operating Profit	**3,959**	**3,689**	**7.3**	**3,993**	**(0.9)**
Other income, net	802	840	(4.5)	793	1.1
Share in associate's profit/(loss)				(1)	
Profit before income taxes	**4,761**	**4,529**	**5.1**	**4,785**	**(0.5)**
Income tax expense	1,296	1,279	1.3	1,387	(6.6)
Net Profit	**3,465**	**3,250**	**6.6**	**3,398**	**2.0**
Earnings per equity share					
Basic (₹)	**15.16**	**14.22**	**6.6**	**14.87**	**2.0**
Diluted (₹)	**15.16**	**14.22**	**6.6**	**14.87**	**2.0**

Note – Previous period EPS numbers have been restated due to issue of bonus shares in Jun-15

Statement of Comprehensive Income for nine months ended,

(As per IFRS)

In ₹crore, except share data

Particulars	Dec 31, 2015	Dec 31, 2014	Growth (%)
Revenues	**45,891**	**39,908**	**15.0**
Cost of sales	28,837	24,709	16.7
Gross Profit	**17,054**	**15,199**	**12.2**
Operating Expenses:			
Selling and marketing expenses	2,522	2,205	14.4
Administrative expenses	3,132	2,611	20.0
Total Operating Expenses	**5,654**	**4,816**	**17.4**
Operating Profit	**11,400**	**10,383**	**9.8**
Other income, net	2,353	2,546	(7.6)
Share in associate's profit/(loss)	(2)	-	-
Profit before income taxes	**13,751**	**12,929**	**6.4**
Income tax expense	3,857	3,697	4.3
Net Profit	**9,894**	**9,232**	**7.2**
Earnings per equity share			
Basic (₹)	**43.29**	**40.39**	**7.2**
Diluted (₹)	**43.29**	**40.39**	**7.2**

Note – Previous period EPS numbers have been restated due to issue of bonus shares in Jun-15

Statement of Comprehensive Income for three months ended,

(As per IFRS)

In US $ million, except share data

Particulars	Dec 31,		Growth (%)	Sep 30, 2015	Growth % Q3 16 over Q2 16
	2015	2014			
Revenues	**2,407**	**2,218**	**8.5**	**2,392**	**0.6**
Cost of sales	1,512	1,360	11.2	1,488	1.6
Gross Profit	**895**	**858**	**4.3**	**904**	**(1.0)**
Operating Expenses:					
Selling and marketing expenses	130	124	4.8	129	0.8
Administrative expenses	166	142	16.9	165	0.6
Total Operating Expenses	**296**	**266**	**11.3**	**294**	**0.7**
Operating Profit	**599**	**592**	**1.2**	**610**	**(1.8)**
Other income, net	121	136	(11.0)	121	0.0
Share in associate's profit/(loss)	-	-	-	-	-
Profit before income taxes	**720**	**728**	**(1.1)**	**731**	**(1.5)**
Income tax expense	196	206	(4.9)	212	(7.5)
Net Profit	**524**	**522**	**0.4**	**519**	**0.9**
Earnings per equity share					
Basic ($)	**0.23**	**0.23**	**0.4**	**0.23**	**0.9**
Diluted ($)	**0.23**	**0.23**	**0.4**	**0.23**	**0.9**

Note – Previous period EPS numbers have been restated due to issue of bonus shares in Jun-15

Statement of Comprehensive Income for nine months ended,

(As per IFRS)

In US $ million, except share data

Particulars	Dec 31,		Growth (%)
	2015	2014	
Revenues	**7,055**	**6,552**	**7.7**
Cost of sales	4,435	4,057	9.3
Gross Profit	**2,620**	**2,495**	**5.0**
Operating Expenses:			
Selling and marketing expenses	388	362	7.2
Administrative expenses	482	430	12.1
Total Operating Expenses	**870**	**792**	**9.8**
Operating Profit	**1,750**	**1,703**	**2.8**
Other income, net	362	419	(13.6)
Share in associate's profit/(loss)	-	-	-
Profit before income taxes	**2,112**	**2,122**	**(0.5)**
Income tax expense	593	607	(2.3)
Net Profit	**1,519**	**1,515**	**0.3**
Earnings per equity share			
Basic ($)	**0.66**	**0.66**	**0.3**
Diluted ($)	**0.66**	**0.66**	**0.3**

Note – Previous period EPS numbers have been restated due to issue of bonus shares in Jun-15

Revenues by Geographical Segment

(In %)

	Quarter ended			LTM	
	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
North America	62.5	63.3	61.6	63.0	60.8
Europe	23.2	22.9	24.0	22.9	24.6
India	2.8	2.3	2.5	2.4	2.4
Rest of the World	11.5	11.5	11.9	11.7	12.2
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Service Offering

(in %)

	Quarter ended			LTM	
	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Business IT Services	**61.2**	**62.3**	**62.8**	**62.0**	**62.8**
Application Development	14.1	14.0	14.9	14.1	15.6
Application Maintenance	19.1	19.6	19.5	19.6	19.1
Infrastructure Management Services	7.5	8.7	8.2	8.2	7.8
Testing Services	9.2	9.0	9.1	9.0	9.3
Product Engineering Services	3.4	3.3	3.4	3.4	3.4
Business Process Management	4.9	4.9	5.4	5.0	5.3
Others	3.0	2.8	2.3	2.7	2.3
Consulting, Package Implementation & Others	**33.8**	**32.8**	**32.6**	**33.0**	**32.4**
Products, Platforms and Solutions	**5.0**	**4.9**	**4.6**	**5.0**	**4.8**
Products	3.0	2.8	2.9	3.1	3.1
BPM Platform	0.9	1.0	1.1	1.0	1.2
Others	1.1	1.1	0.6	0.9	0.5
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Project Type *

(in %)

	Quarter ended			LTM	
	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Fixed Price	44.6	44.0	42.9	43.7	41.5
Time & Material	55.4	56.0	57.1	56.3	58.5
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Revenues by Industry

(in %)

	Quarter ended			LTM	
	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Banking & Financial Services, Insurance	**33.5**	**32.8**	**33.1**	**33.2**	**33.2**
Banking & financial services	*27.6*	*27.2*	*26.8*	*27.3*	*27.1*
Insurance	*5.9*	*5.6*	*6.3*	*5.9*	*6.1*
Manufacturing	**22.8**	**23.8**	**23.4**	**23.6**	**23.2**
Retail & Life Sciences	**24.3**	**24.6**	**23.5**	**24.2**	**23.7**
Retail & CPG	*14.7*	*14.9*	*14.9*	*15.0*	*15.4*
Transport & Logistics	*1.9*	*1.9*	*1.5*	*1.7*	*1.6*
Life Sciences	*5.8*	*5.9*	*5.1*	*5.6*	*4.8*
Healthcare	*1.9*	*1.9*	*2.0*	*1.9*	*1.9*
Energy, Utilities, Communications & Services	**19.4**	**18.8**	**20.0**	**19.0**	**19.9**
Energy & Utilities	*5.1*	*4.7*	*4.9*	*4.7*	*5.2*
Telecom	*8.0*	*7.9*	*8.7*	*8.1*	*8.7*
Others	*6.3*	*6.2*	*6.4*	*6.2*	*6.0*
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014	March 31, 2015	March 31, 2014
Number of Clients					
Active	1045	1011	932	950	890
Added during the period (gross)	75	82	59	221	238
Number of million dollar clients*					
1 Million dollar +	555	542	532	529	501
5 Million dollar +	261	258	240	244	232
10 Million dollar +	171	169	154	159	148
25 Million dollar +	89	85	83	83	78
50 Million dollar +	51	50	46	47	42
75 Million dollar +	28	31	29	29	24
100 Million dollar +	13	14	14	15	13
200 Million dollar +	6	6	4	4	3
300 Million dollar +	1	1	-	-	1
Client contribution to revenues					
Top client	3.5%	3.7%	3.2%	3.3%	3.8%
Top 5 clients	13.9%	14.0%	13.3%	13.5%	14.4%
Top 10 clients	22.6%	22.8%	22.4%	22.7%	23.8%
Repeat business	96.8%	97.6%	97.4%	97.8%	97.7%
Days Sales Outstanding	65	64	61	65	62

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended			LTM	
	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Effort					
Onsite	29.5	29.2	28.5	29.2	28.9
Offshore	70.5	70.8	71.5	70.8	71.1
Revenues					
Onsite	56.5	56.1	54.8	56.0	54.7
Offshore	43.5	43.9	45.2	44.0	45.3
Utilization					
Including trainees	74.2	75.4	75.7	74.6	74.7
Excluding trainees	80.6	81.3	82.7	80.2	80.5

Person Months Data - Consolidated IT Services

	Quarter ended			LTM	
	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Billed – Onsite	98,799	94,593	83,943	370,562	323,302
– Offshore	235,562	229,737	210,273	897,793	793,467
TOTAL	**334,361**	**324,330**	**294,216**	**1,268,355**	**1,116,769**
Non Billable	80,249	74,492	61,564	313,217	271,117
Trainee	35,797	31,280	32,902	119,529	107,854
Sales & Support	26,778	26,015	23,115	101,311	90,512
TOTAL	**477,185**	**456,117**	**411,797**	**1,802,412**	**1,586,252**

Consolidated IT Services

	Quarter ended						LTM			
	Dec 31, 2015	Sequential growth %	Sep 30, 2015	Sequential growth %	Dec 31, 2014	Sequential growth %	Dec 31, 2015	Year on Year growth %	Dec 31, 2014	Year on Year growth %
Effort - (Person months)										
Onsite	98,799	4.4	94,593	3.5	83,943	3.7	370,562	**14.6**	323,302	1.0
Offshore	235,562	2.5	229,737	3.7	210,273	4.4	897,793	**13.1**	793,467	12.0
Total	**334,361**	**3.1**	**324,330**	**3.7**	**294,216**	**4.2**	**1,268,355**	**13.6**	**1,116,769**	**8.5**
Revenues – ($ million)										
Onsite	1,233.00	1.3	1,217.56	6.5	1,101.80	1.1	4,670.07	**9.4**	4,270.56	4.1
Offshore	948.13	(0.4)	951.65	6.2	907.82	0.2	3,669.35	**3.6**	3,540.72	11.7
Total	**2,181.13**	**0.5**	**2,169.21**	**6.3**	**2,009.62**	**0.7**	**8,339.42**	**6.8**	**7,811.28**	**7.4**

Revenue per FTE

(In US $ '000)

	Quarter ended			Year Ended	
	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014	March 31, 2015	March 31, 2014
Revenue per FTE - Consolidated	50.5	51.2	52.7	52.3	51.9

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014	March 31, 2015	March 31, 2014
Total employees	1,93,383	1,87,976	1,69,638	1,76,187	1,60,405
S/W professionals	1,82,045	1,77,110	1,59,772	1,66,046	1,51,059
Billable	1,67,013	1,62,758	147,125	1,54,504	1,37,391
Banking product group	5,199	5,369	5,345	5,357	6,254
Trainees	9,833	8,983	7,302	6,185	7,414
Sales & Support	11,338	10,866	9,866	10,141	9,346
Gross addition	14,027	17,595	13,154	53,386	39,985
Of which lateral addition	6,115	7,452	6,094	23,156	12,247
Attrition	8,620	9,142	8,927	37,604	36,268
Net addition	5,407	8,453	4,227	15,782	3,717
Attrition % (Annualized Standalone)	13.4%	14.1%	18.2%	18.9%	18.7%
Attrition % (Annualized Consolidated)	18.1%	19.9%	21.3%	22.3%	22.9%

Infrastructure (as on Dec 31, 2015)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	5,488,293	38,121	96,484	190	1.0
Pune	6,713,222	36,786	-	-	-
Chennai	4,276,536	25,293	-	-	-
Hyderabad	4,924,082	25,985	169,616	-	-
Bhubaneshwar	1,205,410	6,168	724,796	2,592	-
Mangalore	1,945,636	6,821	604,000	4,800	-
Mysore (including ILI)*	11,541,909	15,576	546,000	5,000	-
Chandigarh	1,193,052	6,525	-	-	-
Trivandrum	2,031,866	7,595	810,978	6,995	-
Delhi/ NCR	128,043	986	173,235	1,300	-
Jaipur	778,245	6,955	-	-	-
Global centers	2,071,232	20,037	847,420	4,500	-
Total	**42,297,526**	**196,848**	**3,972,529**	**25,377**	**1.0**

**Infosys Leadership Institute*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014	March 31, 2015	March 31, 2014
Period closing rate	66.16	65.59	63.04	62.50	59.92
Period average rate	66.05	65.36	62.16	61.18	60.75

Constant Currency Reporting

Reported revenues	Q3 16	Q2 16	Q1 16	Q4 15	Q3 15
Revenues ($ mn)	2,407	2,392	2,256	2,159	2,218
Sequential growth %	0.6	6.0	4.5	(2.6)	0.8
YoY growth %	8.5	8.7	5.7	3.2	5.6

Constant currency – Q o Q	Q3 16	Q2 16	Q1 16	Q4 15	Q3 15
Revenues ($ mn)	2,418	2,412	2,254	2,208	2,258
Sequential growth (%)	1.1	6.9	4.4	(0.4)	2.6

Constant currency – Y o Y	Q3 16	Q2 16	Q1 16	Q4 15	Q3 15
Revenues ($ mn)	2,495	2,513	2,365	2,256	2,265
YoY growth (%)	12.5	14.2	10.9	7.8	7.9

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q3 16	Q2 16	Q1 16	FY 15	Q4 15	Q3 15
AUD	0.72	0.71	0.78	0.87	0.78	0.85
EURO	1.09	1.11	1.11	1.26	1.11	1.25
GBP	1.51	1.54	1.55	1.61	1.51	1.58

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q3 16	Q2 16	Q1 16	FY 15	Q4 15	Q3 15
AUD	6.6	6.8	7.3	7.6	6.6	7.4
EURO	9.4	9.5	8.9	10.2	9.4	10.3
GBP	6.7	6.6	6.3	5.9	5.9	5.8

Q3 2016

Geographical segment – growth

North America declined by 0.6% sequentially; and 0.5% in constant currency

Europe grew by 2.1% sequentially; and 3.9% in constant currency

India grew by 23.1% sequentially; and 24.3% in constant currency

Rest of the world declined by 0.1% sequentially; and 0.3% in constant currency

Industry segment – growth

FSI grew by 2.7% sequentially; and 3.1% in constant currency

MFG declined by 3.7% sequentially; and 3.2% in constant currency

RCL declined by 0.5% sequentially; and 0.1% in constant currency

ECS grew by 4.2% sequentially; and 4.6% in constant currency